UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF MAY 2018

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) on Form S-8 (Registration Numbers 333-152637, 333-198525 and 333-205371) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

		Page

Signature		2

Exhibit Index		3

Exhibit 99.1	Xinyuan Real Estate Co., Ltd. Press Release dated May 30, 2018

Exhibit 99.2	Announcement, dated May 30, 2018, of First Quarterly Dividend for 2018

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yuan (Helen) Zhang
Name:	Yuan (Helen) Zhang
Title:	Chief Financial Officer

Date: May 30, 2018

2

EXHIBIT INDEX

Exhibit Number	Description

99.1	Xinyuan Real Estate Co., Ltd. Press Release dated May 30, 2018

99.2	Announcement, dated May 30, 2018, of First Quarterly Dividend for 2018

3